THE WALL STREET EWM FUNDS TRUST

RULE 18f-3 MULTIPLE CLASS PLAN

on behalf of

Evercore Wealth Management Macro Opportunity Fund

The Wall Street EWM Funds Trust (the “Trust”), on behalf of its series, the Evercore Wealth Management Macro Opportunity Fund (the “Fund”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust (the “Board of Trustees”), including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1.  Class Designation.  The Fund will offer two classes of shares to be known as the Investor Class shares and Institutional Class shares (each, a “Class”, and collectively, the “Classes”).

2.  Class Characteristics.  Each Class will represent interests in the same portfolio of investments and will be identical in all respects to each other Class, except as set forth below:

Investor Class:
Investor Class shares will be offered for sale at net asset value (as described in the Fund’s prospectus).  Investor Class shares will be subject to shareholder servicing agreement (the “Shareholder Servicing Agreement”, which provides for a shareholder servicing fee of 0.25% of the average daily net assets of the Fund attributable to Investor Class shares, computed on an annual basis, which is paid to the Fund’s investment adviser.  Pursuant to the Shareholder Servicing Agreement, the Fund’s investment adviser may compensate certain persons who provide shareholder services to Investor Class shareholders, including, among other things, answering customer inquiries, assisting in processing purchase, exchange and redemption transactions and furnishing Fund communications to Investor Class shareholders.  Investor Class shares are not subject to any sales charges.

Institutional Class:	Institutional Class shares will be offered for sale at net asset value and are not subject to any sales charges or shareholder servicing fees.

3.  Expense Allocations.  The following expenses for the Fund will be allocated on a Class-by-Class basis, to the extent applicable and practicable: (i) fees under the Shareholder Servicing Agreement; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular Class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular Class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular Class will be allocated on the basis of the net asset value of each Class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4.  Conversions.  Subject to compliance with the requirements of the 1940 Act, the Trustees shall have the authority to provide that holders of shares of any Class shall have the right to convert said shares into shares of another Class in accordance with such requirements and procedures as may be established by the Board of Trustees

5.  General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’ respective arrangements under Rule 18f-3 of the 1940 Act. Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.

Adopted on: February 28, 2012